                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)
                           _______________________


                              Badger Meter Inc.
                            ____________________

                              (Name of Issuer)


                            Class B Common Stock
                            ____________________

                       (Title of Class of Securities)

                                  056995103
                                ____________

                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

CUSIP No. 056995103

1)	Name of Reporting Person
	S.S. or I.R.S. Identification No. of Reporting Person:

	MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805


2)	Check the Appropriate Box if a Member of a Group (See
     Instructions):
	(a)	[  ]
	(b)	[  ]


3)	SEC Use Only


4)	Citizenship or Place of Organization:

                                  Wisconsin


Number of Shares	      5)	Sole Voting Power:		229,180
Beneficially Owne     	______________________________________________
by Each Reporting
Person With:	         	6)	Shared Voting Power:	0.00
	                   			______________________________________________

                   				7)	Sole Dispositive Power:	229,180
			                   	______________________________________________

                   				8)	Shared Dispositive Power: 0.00


9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   229,180


10)	Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions):
                                     N/A


11)	Percent of Class Represented by Amount in Row 9:
                                   13.19%


12)	Type of Reporting Person (See Instructions):

                                     HC

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

INSTRUCTIONS:

A.	Statements containing the information required by this
Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13-d(b) (2), if applicable.

B.	Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a).	Name of Issuer:

                              Badger Meter Inc.


Item 1(b).	Address of Issuer's Principal Executive Offices:

               4545 West Brown Deer Road, Milwaukee, Wisconsin


Item 2(a).	Name of Person Filing:

                        Marshall & Ilsley Corporation


Item 2(b).	Address or Principal Business Office or, if none,
                 Residence:

                770 North Water Street, Milwaukee, Wisconsin


Item 2(c).	Citizenship:

                            Wisconsin Corporation


Item 2(d).	Title of Class of Securities:

                            Class B Common Stock


Item 2(e).	CUSIP Number:

                                  056995103



                              Page 3 of 5 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

Item 3.		If this statement is filed pursuant to rules 13d-
                 1 (b) (1), or 13d-2 (b), check whether the person
                 filing is a:
	(a)	[  ]	Broker or dealer registered under Section 15 of
                 the Act
	(b)	[  ]	Bank as defined in Section 3 (a) (6) of the Act
	(c)	[  ]	Insurance Company as defined in Section 3 (a)
                 (19) of the Act
	(d)	[  ]	Investment Company registered under Section 8 of
                 the Investment Company Act
	(e)	[  ]	Investment Adviser registered under Section 203
                 of the Investment Advisers Act of 1940
	(f)	[  ]	Employee Benefit Plan, Pension fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment fund:  see Sec. 240.13d-1(b) (1) (ii)
                 (F)
	(g)	[XX]	Parent Holding Company, in accordance with Sec.
                 240.13d-1 (b)(1)(ii)(G) (Note:  See Item 7)
	(h)	[  ]	Group, in accordance with Sec. 240.13d-1 (b) (1)
                 (h) (H)

Item 4.		Ownership.

	(a)	Amount Beneficially Owned:
                                   229,180


	(b)	Percent of Class:
                                   13.19%


	(c)	Number of shares as to which such person has:

		  (i)	Sole power to vote or to direct the vote
                                   229,180

		 (ii)	Shared power to vote or to direct the vote
                                    0.00

		(iii)	Sole power to dispose or to direct the
                       disposition of
                                   229,180

		 (iv)	Shared power to dispose or to direct the
                       disposition of
                                    0.00


Item 5.		Ownership of Five Percent or Less of a Class.

                               Not Applicable


Item 6.	Ownership of More than Five Percent on Behalf of
           Another Person.

	The following persons are believed to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities:

	The Trustee of the Kathryn Wright Donaldson 1961 Trust The Trustee of the Alma S. Wright 52 Trust for Landell
     Donaldson
 	The Trustee of the Alma S. Wright 52 Trust for J. O.
     Wright, Jr.
	The Trustee of the Alma S. Wright 52 Trust for Judith
     Jones
	The Trustee of the Alma S. Wright 52 Trust for Christina
     Schiro


Item 7.	Identification and Classification of the Subsidiary
           which Acquired the Security Being Reported on by the Parent Holding Company.

		The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:


                              Page 4 of 5 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                       Marshall & Ilsley Trust Company
                       a Wisconsin banking corporation
                      Tax Identification No. 39-1186267



Item 8.		Identification and Classification of Members of
                 the Group.

                               Not applicable

Item 9.		Notice of Dissolution of Group.

                               Not applicable

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           		February 10, 1995
Date:
________________________________________________________________

             /s/ Patricia R. Justiliano
Signature:
________________________________________________________________

		           Patricia R. Justiliano, Senior Vice President &
             Corporate Controller
Name/Title:
________________________________________________________________


                                 Page 5 of 5

(13G-BADGER)